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Z. JULIE GAO                           41st Floor, One Exchange Square
Direct Dial: (852) 2912-2535           8 Connaught Place, Central
julie.gao@lw.com                       Hong Kong
                                       Tel: +852.2522.7886  Fax: +852.2522.7006
LATHAM & WATKINS LLP LOGO              www.lw.com
INTERNATIONAL LAW FIRM
(CHINESE CHARACTER)                    (CHINESE CHARACTER)

                                       FIRM / AFFILIATE OFFICES
                                       Barcelona     New Jersey
                                       Brussels      New York
                                       Chicago       Northern Virginia
                                       Frankfurt     Orange County
                                       Hamburg       Paris
August 3, 2007                         Hong Kong     San Diego
                                       London        San Francisco
                                       Los Angeles   Shanghai
                                       Madrid        Silicon Valley
                                       Milan         Singapore
                                       Moscow        Tokyo
                                       Munich        Washington, D.C.

                                       File No. 041771-0001


VIA EDGAR

Karen J. Garnett, Esq., Assistant Director
Duc Dang, Esq., Attorney Advisor
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:    E-House (China) Holdings Limited
               Amendment No. 3 to Registration Statement on Form F-1 Filed on August 3, 2007 (File No. 333-144451)


Dear Ms. Garnett and Mr. Dang:

     On behalf of our client, E-House (China) Holdings Limited, a company incorporated under the laws of the Cayman Islands (the "Company"), we enclose five courtesy copies of the Company's Registration Statement on Form F-1 (the "Registration Statement"), which has been filed today on EDGAR with the Securities and Exchange Commission (the "Commission"). The Registration Statement has been marked to show changes to the Registration Statement filed on July 24, 2007.

     Set forth below are the Company's responses to the comments contained in the letter dated August 2, 2007 from the staff of the Commission (the "Staff"). The comments are repeated below and followed by the responses prepared by the Company in response to these comments. The Company has included page numbers to refer to the location within the Registration Statement where the language addressing a particular comment appears.

     Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 35

SHARE-BASED COMPENSATION EXPENSES, PAGE 38

1. WE HAVE READ THE DISCLOSURES PROVIDED IN RESPONSE TO PRIOR COMMENTS 7, 8 AND 9. WITH RESPECT TO YOUR NOVEMBER 28, 2006 OPTION GRANT, FOOTNOTE 1 TO THE TABLE ON PAGE 38 INDICATES THAT A CONTEMPORANEOUS INTERNAL VALUATION WAS PERFORMED. HOWEVER, THE



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     DISCUSSION IN THE MIDDLE OF PAGE 39 APPEARS TO SUGGEST THAT THE INDEPENDENT
     APPRAISER PERFORMED THE VALUATION FOR THE OPTIONS. PLEASE REVISE THE DISCLOSURE TO RECONCILE THIS APPARENT CONTRADICTION.

     In response to the Staff's comment, the Company has deleted the last column of the option table and the related footnotes on page 39, as fair value valuations of options and shares have been disclosed on pages 39 and 40.

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED MARCH 31, 2006, PAGE 45

2. WE NOTE THAT REVENUES AS A PERCENTAGE OF TOTAL TRANSACTION VALUES HAS INCREASED. IT APPEARS THAT YOUR RATE OF COMMISSIONS CHANGED IN BETWEEN THE PERIODS DISCLOSED. IF TRUE, PLEASE REVISE TO DISCUSS THAT CHANGE AND EXPLAIN THE REASONS BEHIND THE CHANGE.

     In response to the Staff's comment, the Company has disclosed and explained the commission rate increase from the first quarter of 2006 to the first quarter of 2007 on page 45.

                                      * * *

     If you have any questions regarding the Registration Statement, please do not hesitate to contact John Huber at (202) 637-2242 or the undersigned at (852) 2912-2535 or julie.gao@lw.com.


                                            Very truly yours,



                                            /s/ Z. Julie Gao
                                            of LATHAM & WATKINS LLP

Enclosures

cc:  Xin Zhou, Chairman and Chief Executive Officer
     Li-Lan Cheng, Chief Financial Officer
     John Huber, Esq., Latham & Watkins LLP, Washington D.C.
     David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
     Leiming Chen, Simpson Thacher & Bartlett LLP, Hong Kong
     John Wilde, Deloitte Touche Tohmatsu, Shanghai
     John Hung, Deloitte Touche Tohmatsu, Shanghai